September 19, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Cheryl Brown

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-3 (File No. 333-274460) (the “Registration Statement”) of KNOT Offshore Partners LP (the “Registrant”)

Dear Ms. Brown:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant hereby respectfully requests acceleration of the effectiveness of the above captioned Registration Statement, so that the Registration Statement will become effective at 4:30 p.m. (Eastern Time) on September 21, 2023, or as soon thereafter as practicable.

Please contact Catherine Gallagher of Baker Botts L.L.P. at (202) 639-7725 with any comments or questions regarding the Registration Statement, this letter or related matters.

Yours very truly,

KNOT OFFSHORE PARTNERS LP

By:	/s/ Derek Lowe
	Name:	Derek Lowe
	Title:	Chief Executive Officer and Chief Financial Officer

cc:	Catherine Gallagher, Baker Botts L.L.P.